

May 9, 2012

<u>Via Email</u>
Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re: AOL Inc.**
> **Definitive Additional Materials filed on Schedule 14A**
> **Filed May 7, 2012 by Starboard Value and Opportunity Master Fund Ltd,**
> **Starboard Value and Opportunity S LLC, Starboard Value LP, Starboard**
> **Value GP LLC, Starboard Principal CO LP, Starboard Principal CO GP**
> **LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Ronald S. Epstein,**
> **Steven B. Fink, Dennis A. Miller, and James A. Warner**
> **File No. 001-34419**

Dear Mr. Wolosky:

We have reviewed your filings and have the following comments.

<u>General</u>

1. Please refer to prior comment 4 of our initial letter to you dated April 18, 2012 and your responses to prior comments 2 and 3 of our letter dated April 25, 2012. Please consistently present opinions of belief as such and provide the requisite context to your statements. The following is a non-exclusive list of examples of statements or assertions in your materials that should be characterized as your opinion in future filings:

    - "[T]he poor performance of AOL's Display business is the direct result of its lack of focus and the Company's expensive operating cost structure…,";

    - "[O]n any metric, AOL's Display business is substantially underperforming…,";

    - "Patch is the largest single contributor to losses in Display…,";

    - "[D]espite significant investment, Patch has minimal revenue and massive losses…,";

    - "Patch is not a scalable business model…,";

    - "[T]he majority of local advertisers do not renew…,"; and,

- "Patch's business model is structurally flawed and will not succeed."

2. In future soliciting material, please clearly present the footnotes to clarify the information derived from company filings. In this regard, we note that you state in several presentation slides that "[s]egment revenue figures are from Company filings" although the company does not provide separate revenue figures for Patch.

3. In future filings, when comparisons are made to other companies, provide more details of the relevant metrics consulted to demonstrate why you believe the comparison is appropriate. Further, acknowledge any material differences between the companies and AOL to provide context to the comparison. For example, explain why the comparison to a premium content site during 2006-2008 is appropriately comparable to AOL now given changes to the number and types of premium content websites currently operating. Also, if estimates are being used to derive disaggregated figures, revise to so state.

4. Please supplementally provide support for the statements made regarding Patch that were derived from information provided to you by L.E.K. Consulting.

5. We note the statement that Starboard Value "disclaims the obligation to update the information contained herein." This statement is inconsistent with your obligations to update to reflect material changes or corrections to information provided in your soliciting materials. Refer generally to Rule 14a-9. Please confirm your understanding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you require further assistance, you may contact me at (202) 551-3757.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions